Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*
____________________________________________________________
___________
(Name of Issuer) State Financial Services Corp.
formerly known as Home Bancorp of Elgin, Inc.
____________________________________________________________
___________
(Title of Class of Securities) Common Stock
____________________________________________________________
___________
(CUSIP Number) 856855101 formerly 436892103
____________________________________________________________
___________
(Date of Event Which Requires Filing of this Statement)
Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the
Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 856855101 (formerly
436892103)

 (1) Names of reporting persons...Bankmont Financial Corp
  I.R.S. Identification Nos. of above persons (entities
only)
51-0275712
------------------------------------------------------------
-----------

 (2) Check the appropriate box if a member of a group
      (a)
      (b)  x

(3) SEC use
only.....................................................
------------------------------------------------------------
-----------
(4) Citizenship or place of
organization.............................
A Delaware Corporation
------------------------------------------------------------
-----------
Number of shares beneficially owned by each reporting person with:
  (5) Sole voting
power....14,769....................................

  (6) Shared voting
power..509,871................................

  (7) Sole dispositive
power...10,663................................

  (8) Shared dispositive
power...509,866.............................
------------------------------------------------------------
-----------
(9) Aggregate amount beneficially owned by each reporting
person.....
526,620
------------------------------------------------------------
-----------
 (10) Check if the aggregate amount in Row (9) excludes
certain shares
 (see
instructions)...............................................
 ...
------------------------------------------------------------
-----------
(11) Percent of class represented by amount in Row
(9)..13.1%........
------------------------------------------------------------
-----------
(12) Type of reporting person (see
instructions)..HC................
------------------------------------------------------------
-----------

Page--of--Pages---------------------------------------------
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Item 1(a) Name of issuer:
State Financial Services Corp.
formerly known as Home Bancorp of Elgin, Inc.

Item 1(b) Address of issuer's principal executive offices:
10708 W. Janesville Road
Hales Corners, WI  53130

    2(a) Name of person filing:  Bankmont Financial Corp
____________________________________________________________
___________
    2(b) Address or principal business office or, if none,
residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
____________________________________________________________
___________
    2(c) Citizenship:  A Delaware Corporation
____________________________________________________________
___________
    2(d) Title of class of securities:  Common Stock
____________________________________________________________
___________
    2(e) CUSIP No.:  856855101 (formerly 436892103)
____________________________________________________________
___________

   Item 3. If this statement is filed pursuant to Secs.
240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
    (a) [x] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
    (b) [x] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec.
240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section
3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-
1(b)(1)(ii)(J).

Item 4. Ownership

1.
    (a) Amount beneficially owned:    526,620   .
    (b) Percent of class: _   13.1%   .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    14,769
 .
    (ii) Shared power to vote or to direct the vote
509,871   .
    (iii) Sole power to dispose or to direct the disposition
of
   10,663   .
    (iv) Shared power to dispose or to direct the
disposition of
   509,866   .

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [
].

Item 6. Ownership of More than 5 Percent on Behalf of
Another
Person.
See Exhibit 2

Item 7. Identification and Classification of the Subsidiary
Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.
Bankmont Financial Corp., a Parent Holding Company,
Filing on behalf of the following subsidiaries and affiliates:

Harris Bankcorp, Inc., a Parent Holding Company
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

Harris Trust and Savings Bank, a bank
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

Harris Bank Barrington, N.A., a bank
201 South Grove Avenue
Barrington, IL 60010

Bank of Montreal Holding Inc., a Parent Holding Company
350 7th Avenue S.W.
Calgary, Alberta CANADA
T2P 3N9

Bank of Montreal Securities Canada Limited, a Parent Holding
Company
First Canadian Place
Third Floor
Toronto, Ontario CANADA
M5X 1A1

The Nesbitt Burns Corporation Limited, a Parent Holding
Company
One First Canadian Place
Fourth Floor
Toronto, Ontario CANADA
M5X 1H3

Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
5th Floor
Toronto, Ontario CANADA
M5X 1H3

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the
Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
         Alan G. McNally
         President


Schedule 13G
Exhibit 1

Harris Trust and Savings Bank and Harris Bank Barrington,
N.A.are wholly-owned subsidiaries of Harris Bankcorp, Inc., which is a wholly-owned subsidiary of Bankmont Financial
Corp., which is a wholly-owned subsidiary of Bank of Montreal.

Nesbitt Burns, Inc. is a wholly-owned subsidiary of The
Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal
Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc., Harris Bankcorp, Inc., Harris Trust and Savings Bank, and Harris Bank Barrington, N.A. agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Dated:  February 12, 1999

BANK OF MONTREAL

BY:  (Velma J. Jones)
          Velma J. Jones
          Secretary

BANK OF MONTREAL HOLDING INC.

BY:  (John Doolittle)
          John Doolittle
          Chief Financial Officer

BANK OF MONTREAL SECURITIES CANADA LIMITED

BY:  (Derek Jones)
          Derek Jones
          Senior Vice President

THE NESBITT BURNS CORPORATION LIMITED

BY:  (Charlie Moses)
          Charlie Moses
          Senior Vice President

NESBITT BURNS INC.

BY:  (Charlie Moses)
          Charlie Moses
          Senior Vice President

HARRIS BANKCORP, INC.

BY:  (Thomas R. Sizer)
          Thomas R. Sizer
          Secretary


HARRIS TRUST AND SAVINGS BANK

BY:  (Thomas R. Sizer)
          Thomas R. Sizer
          Secretary

HARRIS BANK BARRINGTON, N.A.

BY:  (Richard J. Fink, Jr.)
          Richard J. Fink, Jr.
          Senior Vice President


Schedule 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial
Corporation, its parent company, Bank of Montreal, Bankmont
Financial Corporation's wholly-owned subsidiary Harris
Bankcorp, Inc., Harris Bankcorp, Inc.'s wholly-owned subsidiary Harris Bank Barrington, N.A. which holds 509,871 of the shares reported in this filing as Trustee of the State Financial Services Corp (formerly known as Home
Bancorp of Elgin, Inc.) Employee Stock Ownership Plan (the
"Shares" and the "Plan").

These Shares are reported on the Cover Sheet and throughout this Schedule 13G. Under terms of the Plan, as amended, the Trustee is to vote the allocated Shares held by the Plan in accordance with the instructions received from the Company or Plan participants and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Plan participants. If no voting instructions or invalid voting instructions are received with respect to allocated Shares, the Trustee is to vote such Shares in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions are voted. With respect to allocated Shares, if no directions or invalid directions are received in connection with tendering Shares, the Trustee is to treat such allocated Shares as if participants instructed the Trustee not to dispose of such Shares. With respect to unallocated Shares, the Trustee is to vote such Shares, or dispose of such Shares in connection with tender offers, in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions or directions are voted or disposed.

The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security
Act of 1974.

Of the remaining 16,749 shares reported in this filing, 14,769 shares are held for various clients of Harris Bank
Barrington, N.A. and 1,980 shares are held for various clients of Nesbitt Burns, Inc. in the ordinary course of business.

Bank of Montreal, Bankmont Financial Corp., Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc., Harris Bankcorp, Inc., Harris Trust and Savings Bank, and Harris Bank Barrington, N.A. expressly disclaim the existence of a group for purposes other than this filing.